File No 82-433


UNITED REEF
LIMITED

SUPPL


06016579

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 74,630,14?


SEC MAIL PROCESSING
RECEIVED
SEP 0 5 2006
WASH. D.C. 203 SECTION

Toronto, Ontario
August 24, 2006

PRESS RELEASE

UNITED REEF APPOINTS NEW DIRECTOR

United Reef Limited (URP-TSX-V, URPL-CNQ) is pleased to announce the appointment of John C. Loewen as a director of the Company. Michael Coulter, President, said, "We are pleased to have someone with John's experience join our board and believe that John's diverse background in the financial and resource sectors will enhance the Company's ability to advance our current and future endeavors."

John is Chief Executive Officer of Loewen & Partners and has 19 years of international experience in finance and corporate development. From 1987 to 1996 he was a partner of the stock broking firm Ivor Jones, Roy & Co. in Johannesburg, South Africa, where he was a No.1 ranked research analyst. In 1996, the partners of Ivor Jones, Roy sold their business to Deutsche Bank and John became a director of Deutsche Bank Securities. Between 1997 and 1999, John worked primarily on investment banking transactions, executing transactions over ZAR1 billion (Cdn + $250 million) in value. In 1999, he was transferred to Deutsche Bank's Toronto office, as head of Equities Sales and Trading, until early 2000 when Deutsche closed its Canadian equities operation. John then worked with Accel Partners, Kohlberg Kravis Roberts & Co, and several international mining houses, to establish Global HubCo B.V. in London, England to develop global e-marketplaces for the trading of commodities. In 2002, John established Loewen & Partners, an investment banking firm based in Toronto that specializes in assisting private companies access institutional growth capital.

The Company also said that it has granted Mr. Loewen, subject to regulatory approval, 400,000 stock options at an exercise price of $0.15 expiring on August 21, 2009. The stock options have been granted pursuant to the terms of the Company's 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. One-quarter of the above stock options shall vest on each of the date of grant, and the 6 month, 12 month and 18 month anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company. Immediately following the grant of the above stock options the Company has a total of 3,700,000 stock options outstanding.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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